TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

June 9, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

dlw 6/17

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

June 9, 2004

A. ANNOUNCEMENT FOR RESOLUTIONS PASSED AT THE 2003 ANNUAL GENERAL MEETING.

TSINGTAO BREWERY COMPANY LIMITED

(Stock Code: 168)

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT
FOR RESOLUTIONS PASSED AT THE 2003
ANNUAL GENERAL MEETING

Tsingtao Brewery Company Limited (the "Company") convened its 2003 annual general meeting ("AGM") on June 8th, 2004 in the Conference Room of Tsingtao Brewery situated at No.56, Dengzhou Road, Qingdao, P.R.C with attendance of 15 shareholders and proxies representing 877,351,844 shares, which accounted for82.77% of the Company's total Equity. The AGM was conducted in accordance with the requirements of the Company Law of the P.R.C and the Company's Articles of Association. The following resolutions were considered and passed by registered voting in the AGM.

1. The work report of the Company's Board of Directors for the year 2003 be considered and approved.
   Affirmative votes represent 639,668,485 shares, accounting for 100% of the total effective votes.
2. The work report of the Company's Supervisory Committee for the year 2003 be considered and approved.
   Affirmative votes represent 639,668,485 shares, accounting for 100% of the total effective votes.
3. The Company's audited financial statements for the year 2003 be considered and approved.
   Affirmative votes represent 639,668,485 shares, accounting for 100% of the total effective votes.
4. The Company's proposal for profit distribution of the year 2003 (including dividend distribution) be considered and approved.
   The Company has made a transfer of 10% to the statutory surplus reserve fund and 10% to statutory public welfare fund on the basis of the Company's net profit of RMB 245,280,604.33 for the year 2003 calculated in accordance with the accounting principle of the P.R.C. After deducting the aforesaid transfer to the two funds from the attributable profit calculated in accordance with GAAP of Hong Kong, the cash dividend per share attributable to the shareholders for the year 2003 amounted to RMB 0.20 (including tax), and other undistributed profit has been transferred to the next year.
   Affirmative votes represent 639,746,285 shares, accounting for 100% of the total effective votes.
5. The appointment of PricewaterhouseCoopers Zhongtian as the Company's domestic auditor for the year 2004 and of PricewaterhouseCoopers Hong Kong as the Company's international auditor for the year 2004 be considered and approved , and the Board of Directors be authorized to fix their remunerations.
   Affirmative votes represent 639,746,285 shares, accounting for 100% of the total effective votes.
6. The authorization to the Board of Directors for additional issuance of the Company's new H shares less than 20% of the Company's total H shares be considered and approved.
   Affirmative votes represent 601,721,236 shares, accounting for 94% of the total effective votes; Dissenting votes represent 38,025,049 shares, accounting for 6% of the total effective votes.
7. The proposal by the Company's Board of Directors for amendments to the Company's Articles of Association be considered and approved, and the Company's Board of Directors be authorized to modify the wordings in the Company's Articles of Association as appropriate and to do all such things as necessary in respect of the amendments thereto pursuant to the requirements, if any, of Listing Rules for stock companies listed in HKEx and of the relevant P.R.C authorities.
   Affirmative votes represent 621,111,285 shares, accounting for 100% of the total effective votes.

Besides, the dividend payment for the year 2003 was explained as follows:

1. Pursuant to the Company's Articles of Association, dividend paid to shareholders by the Company is to

be denominated in RMB, while A shares and H shares dividends are to be paid respectively in RMB and Hong Kong Dollars. The conversion formula is:

$$\text{Price of dividend as converted} = \frac{\text{Dividend in RMB}}{\text{Average of the median prices from every foreign currency to RMB by the State Administration for Foreign Exchange in the previous week from the dividend announcement date}}$$

With respect to this dividend payment, the average of the median prices from every foreign currency to RMB by the State Administration for Foreign Exchange in the previous week from June 8th, 2004, the dividend announcement date, was HK$1:RMB1.0615. Hence, the Company's holders of H shares should receive dividend of HK$ 0.188 per share.

2. Pursuant to relevant provisions of the Company's Articles of Association, the Company has commissioned Bank of China (Hong Kong) Trustees Limited as the receiving agent for holders of H shares. Cheques of H share dividend will be issued by the receiving agent, and dispatched to all holders of H shares by ordinary mail by July 23rd, 2004.
3. Further announcement will be made on the way of dividend payment to holders of A shares.

Pursuant to the listing provisions provided by HKEx, Amy Yung & Co. Accounter's Office of Hong Kong was appointed as the supervisor for the ballot-slips counting of the AGM. An representative from Shandong Qindao Lawyer's Office has attended the AGM and made the Legal Opinion, which confirmed that the convention, convening procedure, qualifications of the attendances and voting procedure of the AGM were all legal and effective in accordance with the provisions of law, regulative documents and the Articles of the Association of the Company.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, June 8th, 2004

Directors of the Company as at the date of this announcement:
Mr. Li Gui Rong (Chairman), Mr. Jin Zhi Guo, Mr. Liu Ying Di, Mr. Sun Yu Guo, Mr. Steven Burrows, Mr. Wang Li Jun, Mr. Chu Zhen Gang, Mr. Tan Li Ning, Mr. Wu Hai Hua, Ms. Pan Gui Rong